1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
PHILIP T. HINKLE philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

August 4, 2017

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:                    Ms. Ashley Vroman-Lee

Re:                             UBS Investment Trust (“Registrant”)

File Nos. 33-39659, 811-6292

Dear Ms. Vroman-Lee:

This letter responds to comments that you provided to Philip T. Hinkle and Tiina E. Vaisanen of Dechert LLP in a telephonic discussion on June 27, 2017 with respect to Post-Effective Amendment No. 59 to the Registrant’s registration statement on behalf of UBS U.S. Allocation Fund, its sole series (the “Fund”), filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on June 7, 2017 (the “Registration Statement”).  We have summarized the comments of the staff of the Securities and Exchange Commission (“Staff”) below, followed by the Registrant’s responses.  Capitalized terms have the same meaning as set forth in the Registration Statement.

1.              Comment:             Please confirm supplementally that any missing or incomplete material information, including information relating to the Fund’s fees and expenses, will be filed with the SEC prior to effectiveness.

Response:                The Registrant hereby confirms that any missing or incomplete material information, including information relating to the Fund’s fees and expenses, will be filed with the SEC prior to effectiveness.

2.              Comment:             The Staff notes that the Fund has a secondary benchmark in addition to the required broad-based securities market index. Please revise the narrative relating to the risk/return bar chart and table in the summary prospectus to comply with Instruction 2(b) to Item 4 of Form N-1A, which requires disclosure of “information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).”

Response:                The disclosure has been revised accordingly.

3.              Comment:             Please confirm supplementally that Appendix A to the prospectus (“Appendix A”) will be posted on the Fund’s website.

Response:                The Registrant hereby confirms that Appendix A will be posted on the Fund’s website.

4.              Comment:             Please also confirm supplementally that Appendix A will be incorporated by reference to the Fund’s prospectus.

Response:                The Registrant respectfully acknowledges this comment, but we note that, because Appendix A is a part of the Fund’s prospectus, Appendix A will not be incorporated by reference to the prospectus.

5.              Comment:             In Appendix A, please define the term “fund family” in the table titled “Front-end Sales Load Waivers on Class A Shares available at Merrill Lynch.”

Response:                The table has been revised accordingly.

6.              Comment:             In the same table, please define “level-load.”

Response:                The table has been revised to remove the reference to “level-load.”

Should you have any questions or comments, please contact the undersigned at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle
Philip T. Hinkle

cc:        William T. MacGregor — Vice President and Assistant Secretary of UBS Investment Trust

Jack W. Murphy — Dechert LLP